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SEC FILE NUMBER

FORM X-17A-5
PART III

SEC Mail Processing
JAN 29 2024
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bowne Park Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

189-14 Crocheron Ave, # 305
(No. and Street)

Flushing | New York | 11358-2338
(City) | (State) | (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert J. Onesti | (917) 563-7951 | robert.onesti@bowneparkcapital.com
(Name) | (Area Code – Telephone Number) | (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wray, Jennifer CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way | Sugar Land | Texas | 77479
(Address) | (City) | (State) | (Zip Code)

11/30/2016 | # 6328
(Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert J. Onesti, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bowne Park Capital, Inc, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public 01/25/2024

LINDA KEH
Notary Public, State of New York
No. 01KE6123774
Qualified in Nassau County
Commission Expires March 14, 2025

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BOWNE PARK CAPITAL, INC.

FINANCIAL REPORT

DECEMBER 31, 2023

BOWNE PARK CAPITAL, INC.
FINANCIAL REPORT

DECEMBER 31, 2023

TABLE OF CONTENTS

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of Bowne Park Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Bowne Park Capital, Inc. as of December 31, 2023, the related statements of operations, changes in shareholder's equity, and cash flows for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bowne Park Capital, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bowne Park Capital, Inc.'s management. Our responsibility is to express an opinion on Bowne Park Capital, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bowne Park Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Bowne Park Capital, Inc.'s financial statements. The supplemental information is the responsibility of Bowne Park Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as Bowne Park Capital, Inc.'s auditor since 2023.

Sugar Land, Texas

January 25, 2024

BOWNE PARK CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

CHASE- Checking	$ 20,612
UBS Financial- Money Market	115,814
Other Assets- FINRA Flex Account	2,000
Property and Equipment, Net	1,000
Total Assets	$ 139,426

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 5,000
Deposits payable		2,500
Total Liabilities		7,500
Stockholders' Equity:		
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares	$ 30,000	
Additional paid-in capital	10,287	
Retained Earnings	91,639	
Total Stockholders' Equity		131,926
Total Liabilities and Stockholders' Equity		$ 139,426

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

BOWNE PARK CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:		
Consulting fees		$2,500
Interest		490
Gain on Firm Investment Account		5,332
Total Revenues		8,322
EXPENSES:		
Regulatory fees and expenses	$ 2,097	
Other expenses	19,042	
Total Expenses		21,139
NET LOSS		$(12,817)

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2023	$ 30,000	$ 10,287	$ 104,456	$ 144,743
Net Loss	-----	----	(12,817)	(12,817)
Balances – December 31, 2023	$ 30,000	$ 10,287	$ 91,639	$ 131,926

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash Flows from Operating Activities:	
Net Loss	$ (12,817)
Adjustments to reconcile Net Loss to Net Cash used in Operating Activities	
Depreciation	231
Changes in Operating Assets and Liabilities:	
Decrease in Other Assets	2,836
Decrease in Accounts Payable	(2,500)
Increase in Deposits Payable	2,500
Net Cash Used in Operating Activities:	(9,750)
Cash Flow from Financing Activities:	
Capital Expenditures	(1,231)
Cash Flows from Investing Activities:	
Decrease in Treasury Bill Account	99,141
(Increase) in Money Market	(114,955)
Decrease in Certificate of Deposit	10,253
Net Cash Used in Investing Activities:	(5,561)
Net Decrease in Cash for the Year	(16,542)
Cash and Cash Equivalents - January 1, 2023	37,154
Cash and Cash Equivalents – December 31, 2023	$ 20,612
Supplemental Cash Flow Information	
Cash paid for Income taxes	0
Cash paid for Interest	0

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Bowne Park Capital, Inc., (the "Company) is a brokerage firm engaged primarily in providing advisory services, with respect to raising capital and financing alternatives and acting as a placement agent in the private placement of securities. The Company is a registered broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") effective April 2011.

The Company operates under the reliance of Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or safekeep customer securities.

Revenue Recognition

The Company recognizes advisory revenues in accordance with the provisions of the respective agreements.

The Company earns revenue by way of transaction placement fees or consulting fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for placement fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for revenue of the transaction price to the performance.

The firm recognizes both interest income and consulting fees as earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents and not subject to a haircut. Money market funds receive a Two Percent (2%) haircut.

The Company maintains its cash deposits at JP Morgan CHASE and UBS Securities. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk with respect to these deposits.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which approximates 3 years.

Income Taxes

The Company has elected to be taxed as an "S" corporation for Federal and State income tax purposes. Accordingly, income is passed through to its stockholder and taxed at the personal level. The Company is subject to New York City General Corporation tax.

Fair Value Measurements

The authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The guidance describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other that Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or corroborated by observable market data or substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

The Company's financial instruments include cash and cash equivalents and accrued liabilities. These items are determined to be a Level 1 fair value measurement.

The carrying amounts of cash and cash equivalents and accrued liabilities approximates fair value because of the short maturity of these instruments.

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

NOTE 2 - Property and Equipment

Property and equipment is summarized as follows:

Office Equipment	$1,231
Less: Accumulated Depreciation	231
	$ 1,000

Depreciation expense was $231 for the year ended Dec 31, 2023.

NOTE 3 - Regulatory Requirements

The Company is subject to the SEC uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

On December 31, 2023, the Company's net capital was $126,610 which was $121,610 more than its minimum requirement of $5,000 under SEC Rule 15c3-1. The Company's net capital ratio was 0.0058 to 1.

NOTE 4 - Subsequent Events

There are no other events or transactions subsequent to December 31, 2023 through the date these financial statements were issued that would require recognition or disclosure in these financial statements.

BOWNE PARK CAPITAL, INC.
Schedule I - COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2023

Total Stockholders' Equity		$131,926
DEDUCTIONS		
Non-Allowable Assets		
Property and equipment, net		1,000
Other assets		2,000
Total		3,000
Tentative Net Capital		128,926
Haircuts		2,316
Net Capital		126,610
Less: Minimum Net Capital Requirement		5,000
Remainder: Net capital in excess of all requirements		$121,610
Capital Ratio: (Maximum allowance 1500%)		
Aggregate Indebtedness	$ 7,500	
Divided by: Net Capital	$ 128,926 =	0.0058%
Net Capital Requirement:		
Greater of		
Minimum net capital required (6.67% of $7,500)		$ 500
Minimum dollar net capital requirement		$5,000

"There are no material differences between the computation above and the computations included in the Company's corresponding amended unaudited Form X-17a-5 Part II a filing as of December 31, 2023."

Bowne Park Capital, Inc.

Schedule II – Computation for Determining of Reserve Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2023

A computation of reserve requirements is not applicable to Bowne Park Capital, Inc.

Bowne Park Capital. Inc.

Schedule III- Information Relating to Possession or Control Requirements Pursuant to SEA Rule 15c3-3 As of December 31, 2023

Information relating to possession or control requirements is not applicable to Bowne Park Capital, Inc.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bowne Park Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company state that The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 because the Company limits it business activities exclusively to private replacements, placement agent and referral service for capital raising; during the report period the firm (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Bowne Park Capital, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bowne Park Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Jennifer

Sugar Land, Texas.

January 25, 2024

Bowne Park Capital, Inc.

EXEMPTION REPORT

DECEMBER 31, 2023

Bowne Park Capital, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3- 3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to private replacements, placement agent and referral service for capital raising; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4; (b) did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); throughout the most recent fiscal year without exception.

Bowne Park Capital, Inc.

I, Robert J. Onesti. Swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Robert J. Onesti

Title: Chief Executive Officer

January 25, 2024